United States securities and exchange commission logo





                               March 23, 2022

       Charles R. Kraus
       Senior Vice President, General Counsel and Corporate Secretary DIRTT Environmental Solutions Ltd.
       7303 30th Street SE
       Calgary, Alberta
       T2C 1N6

                                                        Re: DIRTT Environmental
Solutions Ltd.
                                                            Soliciting
Materials filed pursuant to Exchange Act Rule 14a-12
                                                            Filed March 16,
2022
                                                            File No. 1-39061

       Dear Mr. Kraus:

              We have reviewed your March 17, 2022 response to our comment letter and have the following comment.

       Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 on March 16, 2022

       General

   1.                                                   We have reviewed Mr.
Lillibridge   s affidavit, dated January 19, 2022, provided to us
                                                        supplementally in
response to our letter to you dated March 17, 2022, and we are unable to agree that the
affidavit provides a proper factual foundation for the statements referenced in prior
comment 3 of our letter to you dated March 11, 2022. Should the
                                                        Company or related
participants disseminate any future soliciting material with respect to this current contest,
we again request that they do not use these or similar statements without providing a
proper factual foundation. Statements that purport to know the motivation or intent of
another soliciting party may be difficult to support and should be reconsidered, absent
adequate factual foundation. In addition, as to matters for which the filing persons do have
a proper factual foundation, please avoid making statements about those matters that go
beyond the scope of what is reasonably supported by the factual foundation. Please note
that characterizing a statement as one   s opinion or belief does not
                                                        eliminate the need to
provide a proper factual foundation for the statement; there must be a reasonable basis for
each opinion or belief that the filing persons express. Please refer to
                                                        Note (b) to Rule 14a-9.
 Charles R. Kraus
DIRTT Environmental Solutions Ltd.
March 23, 2022
Page 2

      Please direct any questions to Perry Hindin at 202-551-3444.



                                                         Sincerely,
FirstName LastNameCharles R. Kraus
                                                         Division of
Corporation Finance
Comapany NameDIRTT Environmental Solutions Ltd.
                                                         Office of Mergers &
Acquisitions
March 23, 2022 Page 2
cc:       Robert L. Kimball
FirstName LastName